328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710
MAG Silver Corp.	May 8, 2009
For Immediate Release	NR#09-13

MAG Silver Provides Update on Fresnillo “Take-Under” Bid

Vancouver, BC…MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG”), announced today that it has delivered a formal application for a hearing before the Ontario Securities Commission to compel Fresnillo to produce the critical information that relates to Fresnillo's publicly disclosed plans to develop the Juanicipio joint venture property, owned jointly by MAG (44%) and Fresnillo (56%), as part of its Fresnillo II regional mine development plan.  The failure of Fresnillo to provide this information resulted in the February 1, 2009 suspension by MAG's Independent Committee of the valuation that was being prepared in connection with a takeover bid for MAG proposed by insider Fresbal Investments, Ltd. (a wholly-owned subsidiary of Fresnillo plc).

Following the valuation suspension, both MAG and Fresnillo have had extensive discussions regarding the valuation with staff of the Ontario Securities Commission.  Following those discussions, Fresnillo was requested to provide important additional information to MAG's Independent Committee and the Independent Valuator to allow the valuation process to recommence.  Although following those discussions it has been agreed that additional information must be provided by Fresnillo, substantial disagreement continues between the companies regarding the nature of the information to be provided.

In MAG's view, it is plainly obvious that if Fresnillo succeeds in acquiring control of MAG, Fresnillo will rapidly move to develop the Juanicipio property as part of Fresnillo's long standing Fresnillo II regional mine development program described in Fresnillo's IPO prospectus disseminated in May 2008, as well as in numerous other documents and website materials filed or made available by Fresnillo since that date.  Fresnillo continues to refuse to provide MAG's Independent Committee and the Independent Valuator with critical documents tied to that regional mine development plan.  Instead, Fresnillo has taken the position that critical documents relating to its regional mine development program do not exist and has signaled to MAG that Fresnillo intends to provide only a narrow set of documents that reflect what the Juanicipio property would look like if it were developed on an isolated, stand-alone basis.  In MAG's view, Fresnillo's position that regional development program documents do not exist is not supportable, and providing documents for a hypothetical stand-alone project that would not be built if Fresnillo acquired MAG is a transparent attempt to hide from the Independent Committee, the Independent Valuator and MAG's minority shareholders critical information that will demonstrate the true value of MAG's world class silver assets.

In light of the inability of MAG and Fresnillo to resolve this critical issue, MAG is now asking the Ontario Securities Commission to issue an order compelling Fresnillo to provide the requested information.  MAG believes that this information is critical in order to allow the Independent Valuator to complete a reliable valuation in accordance with applicable regulatory requirements.  Such a valuation will allow MAG shareholders to make an informed decision about whether to tender to a Fresnillo offer and, importantly, to ensure that Fresnillo, an insider of MAG, cannot use its informational advantage opportunistically to acquire MAG (and its interest in the Juanicipio joint venture) at a price that does not reflect fair value and that ignores or hides the distinctive material benefits that will accrue to Fresnillo if it succeeds in acquiring MAG.

MAG has also asked the Ontario Securities Commission to enjoin Fresnillo from proceeding with its announced "take-under" bid if Fresnillo refuses to comply with any document production order so as to finally put an end to this take-over bid threat that has persisted for over five months.

MAG also announced today that it has filed a formal request for arbitration with the International Court of Arbitration of the International Chamber of Commerce.  MAG is seeking urgent relief on the grounds that Fresnillo is attempting to acquire control of MAG on a hostile basis in breach of the standstill provisions contained in the shareholders agreement governing the Juanicipio joint venture.  MAG is also seeking relief in relation to other alleged violations by Fresnillo as operator under the shareholders agreement.

MAG's Board and senior officers are taking these actions to ensure that Fresnillo is required to comply with the applicable minority protections under Canadian securities laws and under the Juanicipio shareholders agreement.  MAG's Board reiterates that its actions are directed at one and only one objective – to compel Fresnillo to pay fair value to the minority shareholders of MAG if Fresnillo chooses to proceed with an offer to acquire control of the company.

MAG's CEO, Dan MacInnis, commented: "We are extremely troubled that Fresnillo has made no attempt to comply with its legal and contractual obligations to MAG and its minority shareholders.  Those requirements exist for one reason – to ensure fair and equitable treatment in a change of control transaction.  As managers and as shareholders, we are completely fed up.  If Fresnillo wants control of MAG and its world class silver assets, and is prepared to pay fair value, fine.  We have no problems with that.  But if Fresnillo persists in its attempt to steal value from our minority shareholders, we will oppose them in every way legally possible."

Said Mr. MacInnis: "This proposed "take-under" bid has dragged on far too long.  It has been damaging to all of our stakeholders including our minority shareholders.  It is time for Fresnillo to comply with its obligations, and we are taking appropriate actions to achieve that result."

MAG reaffirms that MAG shareholders do not need to take any action to respond to the December 1, 2008 Fresbal announcement.

About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Amex under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Amex US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:

Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.htmlhttp://www.sec.gov/EDGAR.